Filed by Leidos Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Leidos Holdings, Inc.

(Commission File No. 001-33072)

LEIDOS

CEO Town Hall

April-25-2016

Mr. Roger Krone: Thanks for coming. As many of you know, we have been out and about the Lockheed IS&GS sites, presenting a fairly similar set of charts to the soon to be Leidos employees, and I think we’ve done five. And we’re likely to do another five or so, which will give us maybe 50 percent coverage of Lockheed employees.

It became clearer to us that we would all benefit from getting together and talking about what this means to us. And so, we’re going to start with this group, which is sort of the ops end division managers and headquarters, but it’s not exactly that. I mean, it’s kind of a group.

We’re going to try to see how it goes and then we’ll probably go to some of the other sites and talk a little bit about what’s going on. And then we’re going to actually take Q&A.

And—but, you will ask more questions than I have answers. There is no doubt. But, I will tell you what I know and more likely I will tell you when we will know the answer to your question. So, okay.

Leidos CEO Town Hall

April-25-2016

I love this chart and—boy, I feel like if I walk maybe halfway, you might be able to hear me better.

So, this is the symbol that we have used to sort of represent what is going on. And Melissa and her team, creative folks that they are, picked the two puzzle pieces and this is actually quite deliberate. We actually did modify it a little bit over the journey, but let me just point out a couple of aspects of this symbol. By the way, by now, you’ve probably seen it on Prism and we’ve used it in some of our collateral material.

So, here there are two puzzle pieces. So, you can think of that as the two organizations, Leidos and the IS&GS division of Lockheed. You notice that the puzzle pieces are about the same size, right? So, that was done deliberately. They fit together reasonably well. Actually, sort of look like they were made to go together and we will talk a little bit about that as we go through—I guess it’s actually the afternoon.

And there are two people trying to push the puzzle together. So, that would be Mike Leiter and Gerry Fasano from Lockheed, but in point of fact, it’s all of us. And you all have a huge role in helping to push the puzzles together.

Leidos CEO Town Hall

April-25-2016

There is a sunrise because we’re on the east coast; is that right? Yeah. If we were on the west coast, that would be a sunset, but we’re actually on the east coast. And maybe lost on a lot of people—well, let’s see—is there are—this is part of a larger puzzle. There is room to add more pieces to the puzzle on the right hand side and on the top. These are a corner and an edge piece of a puzzle.

By the way, I don’t know about y’all, but the first time I ever put a puzzle together, I always start with the edge pieces. I mean, that’s usually what I do. I go through the box, I take all the edge pieces out and I set them aside and I try to find the two pieces of sky and get them together. So, it’s where you start, right? It’s usually a corner piece and an edge piece.

But, with the concept is we’re not done because we have a lot of work to do. Try to get through closing late this summer, get through, as Mike would say, the three different day ones that we’ll have. The day one closing, day one we’ll try to get everybody together, day one when we think we’ll have our systems synched. Take a breath, and then think about what else do we want to do. What are the other moves that we need to make to make this the company that we all want it to be? So, we’re using this symbol.

So, okay, we’re going to spend the rest of the time reading the legal disclosures. There’ll be a couple of places today where I’ll talk about where we are in the legal process and might even

Leidos CEO Town Hall

April-25-2016

call a couple of leadership team members. But, we have gotten through a couple major milestones. I’ll reiterate this on the schedule slide, but we have passed our anti-trust—our first anti-trust gate, which is what’s called Hart-Scott-Rodino and that expired without comment at the minimum time.

There is a UK anti-trust filing that is in process, I guess. And then we have filed what’s called the S-4 registration statement, and we’ll talk about that a little bit more.

But, we’re still not merged yet and we have to operate Leidos, they have to operate all of Lockheed, including IS&GS as an independent company and we are not allowed to drive their business, they’re not allowed to drive our business. And there’s some legal ways we can collaborate as we would’ve if we weren’t going to be merged.

But, in general, their company’s run independently. And because there is some history in the aerospace world, there was a GE Honeywell deal that was going to get done, going to get done, and never got done and it actually significantly damaged Honeywell, my word. And we have to operate in—just in case it doesn’t happen, although we’re going to work really hard to make sure that it does. Okay. This is legal.

Leidos CEO Town Hall

April-25-2016

This is our mission and vision and I just throw this up because I want to talk a little bit about the why and why we did the deal. And let me just reiterate a couple of things.

Culture of innovation developed deep customer trust, which is how we have built this company, how you all have built this company, going all the way back to Bob Beyster. It was always about the customer. It was always about customer and mission aligned. Enduring solutions that improve our world, working on the big societal problems that are important to our country and to our lives, like national security, like health, like protecting and repairing the infrastructure, being able to get in your car, drive down the highway, get on an airplane, fly someplace, and to be confident that you’re safe and that you can get there. And by the way, your data is safe and your credit card data is safe. That’s kind of the things that we work on. That’s why we’re here.

Global leader and our vision, a sort of a new world word for us. We want to really be international. We want to chase revenue outside the US government and other worlds. Important problems. Now, we say national security, critical infrastructure, and health, and those are words that define us. And of course, we’ve changed engineering to critical infrastructure.

We had asked Mike and the integration management office to think about this mission and vision statement and they’ve come back having talked to Lockheed about changes that we will

Leidos CEO Town Hall

April-25-2016

probably make so that the Lockheed employees can see themselves in our mission and vision statement. And so, you can guess that limiting ourselves to national security, critical infrastructure and health are too limiting. So, when we close the deal, we will change our mission and vision and it will subtly shift so that if you came from Gaithersburg or Rockville or you work for the FAA or you’re the Department of Energy that you’ll be able to see yourself in the vision.

Again, inspired work of our diverse employees. We are an employee company. Most of what we do is—comes out of the creative geniuses of all of us, all of you all, and the other 18,000 people that work for us and the 15 and a half thousand people who work for IS&GS; it will be around 34,000 people. So, getting this people thing right has always been important and will be even more important in the future.

We like innovative, scalable solutions. We like to use information to solve problems. Sustainability in mind. We’ve always had an asset light business model. So, we don’t have a lot of big factories, we don’t pour a lot of concrete. We spend 25 million or so in capital. It turns out that IS&GS has a very, very similar business model and care about employees and the communities in which we operate.

Leidos CEO Town Hall

April-25-2016

Be the leader in the application of information to solve problems. If you were to meet someone in an elevator and they said you work at Leidos and you explained that Leidos was the company that was SAIC and they said, okay, now that I know who you are, what do you do? And say, we use information to solve really important problems for our customers.

All right. So, where we going? The industry in which we compete, and we all know that, and some of you actually represent the consolidation. And in the last two years, there probably have been half a dozen transactions in our space. There’s Tasc-Engility and Sitor and SAIC and Exelis-Harris and, the CSC split and then the combination of CSC government with SRA is all starting to define and redefine the competitive space in which we live.

And so, as a team, we’ve had this ongoing debate about where do we play as a company. And you can be a consolidator or you could be a consolidatee. And a lot of discussion with the board, with the ELT that we wanted to be a consolidator. So, we have been looking at things that fit and trying to re-establish organic growth, but also looking at inorganic growth in ways that further, if you will, our goal of being, if you will, this solutions company.

So, we wrote this down, because I think it helps to define sort of where we’re headed. We want to be the best. And by the way, we all get to define what does best mean to us. Global solutions company addressing significant challenges in the regulated market place.

Leidos CEO Town Hall

April-25-2016

And we kept regulated market place up there to better define that we’re not going retail, we’re not going to compete with Walmart, we’re not going to make things that go on shelves. And because of the business that we’re in, the majority of what we do is paid for by some government. And as such, we have to have a compliant cost accounting system. We have to conduct our business in accordance with the federal acquisition regs.

So, we live in this regulated environment and we have a contracts group and an ethics group and a law group and an accounting group that are defined by the major customers we do business with. And therefore, we have made this decision we’re not going to be in retail. We’re not going to be in commercial except where commercial is dominated by regulation.

And so, healthcare, for us, fits perfectly because healthcare is becoming more and more regulated. And about half our healthcare is government, government related. Half of our healthcare is commercial, but because of HITECH Act, what’s going on in Center for Medicare and Medicaid services, and the Affordable Care Act, and we all know this because we’re all consumers of healthcare, our world in healthcare is more regulated every day. So, it’s the perfect growth market for us to play in and it is interesting that IS&GS comes with a big slug of healthcare revenues.

Leidos CEO Town Hall

April-25-2016

Okay. So, we think about this all the time. And as many of you know and I see a lot of really familiar faces, when we go through the bar and the gate reviews, we’re always thinking about how do you win our space. What are the points of competitive advantage and competitive difference? And if I were to boil it down to three, these are the three that I would pick. As a solutions and services company being very people oriented, the—you win with people. And you win in two ways. People bring two things, right?

People bring the experience, the past performance, the knowledge of having done something before, right? And then they bring so—it’s so important in our world, relationships with customers. In fact, somewhere—, we have about 22 percent vet; we have 35, 36 percent of our employees who were a vet or they were a civilian employee of one of our customers.

Somebody from healthcare, like Jon Scholl who worked at Texas Health Resources, or maybe somebody who was up at NSA who they were there for 20 years, retired out of the government, came to work for Leidos but he’s back up at the fort. And it’s those people who have relationships with customers that allow us to understand what’s going on in customer space and to bid and when.

It is not atypical for an employee of Leidos to have gotten out of college or gotten out of the service and started working on a program and their counterpart-, maybe they were a level three in our new system and their customer was a major. And as they work in that area for five years, 10 years, decades, as they have grown, their customer has grown.

Leidos CEO Town Hall

April-25-2016

So, we’re now to the point where many of you all know the SES, the GS-15s. Frankly, know the one star and two stars. I would submit you can’t duplicate that. You can’t spend capital and replace that. That is inherent in the people, that we have in the company. And we will find for FAA, for VA, for Department of Energy, for NASA, it’s inherent in those people at Lockheed who are coming into the business.

Okay. The second place that we compete is in capabilities and we have chosen to play in markets where technologically based capabilities are a differentiator. So, although we use the words service and solutions, we kind of use them together, we are not in the roads and commodes, the grass cutting. If we have to serve meals or something, we farm that out. We are in technology based solutions.

And in our world, there are really two things around technology that just seem to drive everything that we do. The first is large scale computer networks, if you will, design development, installation, and operations. And there’s a word—we use this word cyber. Cyber is a domain. Cyber is defined by the characteristics of this digital world in which we live.

Leidos CEO Town Hall

April-25-2016

But, every proposal we write now, every solution touches an IT network, an IT system, in some way. And to have deep capabilities in this whole world of, again, cyber, large IT computer networks is a huge basis of competition for us.

And then the second capability that seems to touch everything that we do is the data and the analytics around the data. So, once you have a large scale IT network and you have sensors and you have servers and you have storage, you now have this big data problem and dealing appropriately with data, doing data analytics, moving from human analytics to machine analytics, if you will. We used to talk about trying to find a needle in a haystack. We no longer try to find a needle in a haystack. We’re now trying to find a needle in the Pacific Ocean.

So, one item out of 9 billion a day on one particular program that we have. Those are the kind of capabilities that you compete with in the world in which we operate.

Healthcare has become more and more about the data analytics than it is about the relationship you may have with a GP. It’s about what they can find in the genome, which is what’s going on up at NCI where Dave Heimbrook works where we do cancer research.

Okay. And then the third area which—and when I got out of college many, many years ago, which I’ll talk about on a slide, cost wasn’t quite so important. We had these great contracts

Leidos CEO Town Hall

April-25-2016

that were called cost type contracts where the customer would pay you incrementally more money for incrementally better performance. So, we built airplanes that went faster, they carried more, they turned faster, and the customer, it seemed like, had an unlimited budget and would pay that premium for that last 5 percent of performance. As we all know, that’s gone.

We have learned new words like lowest price technically acceptable. We’ve heard words like best value. And we know that our competitiveness from a value based in cost is principle to every bid that we write today. Even if it’s not from a fixed price or it’s not LPTA, if it’s a flexibly priced contract, we find very often the customer will level us technically and then make their decision based upon cost because it allows them to sustain a protest if for no other reason. So, cost is really, really important.

So, we need a cost competitive—we need a competitive cost structure across all the businesses that we compete in. That means like in Frats business, we need to be very cost effective for a DARPA customer. In Mary’s business, we need to be very cost effective for a services customer. And that goes back to how much corporate office do we have, what’s in G&A, what’s in overhead? Do we have the right number of people in the right place to write the bid? Are we lean and efficient? And are we constantly thinking about how we can do things from indirect standpoint better, faster, and cheaper?

Leidos CEO Town Hall

April-25-2016

And then the last area under cost is best value. So, even if we are lowest cost, it doesn’t mean that we will win. We have to be lowest cost and either technically acceptable or be ranked technically high. So, while we’re driving down wrap rates, while we’re thinking about indirect costs, we also need to think about the value that we bring for the dollar.

So, again, three areas to compete: people, capability, and cost. And as we look at the IS&GS opportunity, we think it pays dividends in all three. We’re getting 15,500, 15,700 people who have lots of experience and tremendous relationships. We’re getting huge capability. And in fact, we’re getting some capability and large scale IT networks that we might have had before the split, but we’re rebuilding that. And then what they do in data analytics is at a par with what we do.

And then from a cost standpoint, we’re not growing, we’re not doubling, increasing our scale for scale sake. It’s only valuable if doubling the size of revenue allows us to create a cost advantage. So—and we’ll talk maybe a little bit today about what’s likely to happen here at corporate office.

So, first of all, corporate office will grow. We are going to add more employees. We’ll have more tax filings. We’ll write more proposals. We’ll have more contracts. But, if we double

Leidos CEO Town Hall

April-25-2016

revenue or double direct labor, we don’t expect to double corporate. We’re thinking corporate might grow by 30 to 40 percent. And if we do that, we’ll actually reduce the wrap rate that’s associated with the flow down of corporate office to the line. But, bottom line, corporate is going to grow. We will, no doubtedly, add more people to the offices, but we’re not going to grow 100 percent variable to base.

And so, scale can help us become more cost competitive as does geographical footprint, as does, as Rob Scott would tell you, better utilization of our buildings, rationalization of real estate footprint, and what have you.

Okay. The strategic transaction. Why did we do this? First, it creates a leading government and IT services player with multiple customers and multiple space. And it helps to further diversify our customer base. Like, one of the exciting things about the merger of the two companies, it’s a little bit of a puzzle piece, is the puzzles fit together without a lot of overlap. And if you do a market analysis and we are doing more and more of that, we pick up customers that we may have had before the split but that we don’t have today.

So, where we’re big in DHA, they’re big at VA. Where we’re big at the fort, they’re big at DSA,. Where we may be big at airborne ISR, they’re big at NASA. And if we actually map the customer set, we find there’s very, very little overlap. In fact, I think we only found one contract in which the two companies actually share that contract vehicle. And I think that was the one in Australia, right? Two?

Leidos CEO Town Hall

April-25-2016

Unidentified Man: Two. TSA Logistics.

Mr. Roger Krone: Okay. And TSA Logistics. Oh, that’s right. So—but they have the west coast and we have the east coast. So, yeah. Which is incredible in a deal this size that there is that little overlap.

Synergies. So, you’re going to hear some numbers, the number 120 million, and if you’ve been on the websites, you’ve looked at the presentation that Jim and I made at the Cowen conference, we have committed by the end of ‘18 to add 120 million of increased operational income to the bottom line by creating cost reductions by combining the two companies. Now, let me explain that a little bit more.

The new company will be 50 percent, if you will, fixed price T&M and 50 percent, if you will, flexibly priced contracts. That means if we take $1 of cost out, 50 cents of that dollar goes back to the customer, 50 cents of that dollar goes to the bottom line. By the end of 2017, beginning of ‘18, we have committed to ourselves, to our board, now to the investors that we will save $240 million out of the $10.7 billion company. And we will increase our bottom line by half of that number or 120 million. And it’s a number that you’ll hear about and it’s baked into our metrics. It’s something that we will track. We will report out to the street.

Leidos CEO Town Hall

April-25-2016

I talked about the cost synergies we expect to get from the transaction. That will enhance our competitiveness. We believe this deal will happen, if you will, almost in two phases. In the first couple years what we will see first are cost synergies. We’re going to remove their Lockheed Martin corporate office costs. We’re going to remove their pension plan allocation from Lockheed Martin. We call those cost synergies. We will get more lean and efficient. Our wrap rates will go down. That’s what we will see first.

Over the long haul, though, the real value, the long term sustainable value will be the ability of the new company to compete and grow in its current markets and in markets they couldn’t address prior to the merger. We call those revenue synergies.

So, there will be programs that the two companies independently didn’t have the capabilities to bid on, but together we can go chase that. That means we expect to grow faster post-merger than Leidos would have grown by itself without the merger.

Leidos CEO Town Hall

April-25-2016

Integration planning is already underway. I’ve got a chart on that. We’ll talk a little bit about it. I might even shout out to Mike Leiter who runs the integration management office to give us an update on how it’s going.

From a Jim Reagan, from a Marc Crown standpoint, another exciting part of the transaction is we increase, if you will, by 100 percent the financial fire power of the new company. So, our earnings before interest, tax, depreciation, and amortization essentially will double. We’ll go from nominally 500 to about a billion with prospects for growth above.

What does that mean? It means the dividend is even more safe. We de-risk, if you will, the operations of the company, the balance sheet becomes more secure. But, it also says we now have enough, if you will, EBITDA cash flow generation that we can do whatever we want to do.

If we want to go bid on something internationally, if we had a meeting today on a satellite program in the Middle East, we can go bid on a satellite program in the Middle East. If we want to add a technology to the company, we can invest in the technology. If we want to go buy another company, we have the fire power, we have the balance sheet, we have the cash flow generation to be able to go buy other companies.

Leidos CEO Town Hall

April-25-2016

So, we think terrific strategic rationale at this time, in this industry to make the combination to diversify, if you will, who we are as a company. Great opportunity to harvest cost reductions in the new company to create new revenue and then a much stronger, larger financial engine in the new company.

Okay. So, this is kind of what it looks like, although we’ve—we matured our thinking. So, we were about five, they were about five, which created about 10. I’ll step around the speaker. As we filed this thing called the S-4 and we conformed their accounting to our accounting, the number in the S-4 is about 10.7. So, which says, if we hold on to their joint venture accounting, the dust settles, we might be closer to 11 billion than 10 billion.

But, the other nice thing about the combined company, and I touched on this before is for those of you involved in Gemini and we wanted to create a balance company when we split in September of ‘13, and although maybe we started that way as we started to split the company, the chart shows you that we ended up with a huge overweighting on the defense intel side. So, 72%-28%, with IS&GS, we get back to a much better balance between defense and civil and commercial. Which will allow us to ride the up and down in the defense budget and what’s going on in federal spin space better, if you will, structurally than the company that we were.

Leidos CEO Town Hall

April-25-2016

We run about 8 percent on return on sales. The new company will be structurally higher margin than Leidos was on a standalone basis and it’s for several reasons. One is they start out with a backlog that has more return on sales, more earnings and backlog than we did. And that has to do with they bid on larger contracts, they have more value added. It may be that they’ve emphasized return on sales differently than we have.

But, if you just take A and B and add them together, the new company will have a higher margin than Leidos on a standalone basis. Margin also goes up because there are some costs that are not coming with the business, that are staying at Lockheed Martin like their defined benefit plan. So, we benefit from that.

And then a third reason is structurally, the new company will have more value added. And if you look at the old weighted guidelines and recommended profit levels and weighted guidelines, structurally the new company should be able to bid and win at a higher rate than Leidos could have on a standalone basis. So, we expect the new company to be north of 10 percent and that’s pretty exciting to all of us. It’s really exciting to Jim Reagan, who sort of had this quiet goal to increase the margin of the business. And that would be a good thing, by the way. You know, that helps with stock price. That helps with the shareholders.

Leidos CEO Town Hall

April-25-2016

So—and then the last is we will double the free cash that the company generates. So, we talked about 500 million EBITDA after we pay a dividend and we do our—pay our taxes and we go into net after taxes, we expect to be able to generate double what we generate now from a free cash standpoint. We nominally say we’re at 250 and we should be able to double that number.

And again, cash is a really, really good thing because it allows us to do all those discretionary things that we want to do to build the company that we want to be.

Okay. Where are we? And, you know, really, really important chart, one that I know has special meaning for a lot of people working in corporate office. Let me talk about the top half and then I’ll talk a little bit about where we are in the timeline and I might ask Mike to just give us a minute or two on update.

The integration philosophy. A lot of confusion out in the market place. Right after we made the announcement in January, I mean, we had people calling who said, gosh, Roger, I’m sorry you lost your job. I hear you’re being bought by Lockheed. We had customers who said I don’t understand this at all. What happened to Leidos? And so, let me talk a little bit.

First of all, it’s a complicated transaction. I’m not going to go through the squares and the lines. But, essentially, we wrote a $5 billion check. We used cash and stock for currency.

Leidos CEO Town Hall

April-25-2016

The stock that we’re using as currency goes to the Lockheed Martin shareholders. It doesn’t go to Bethesda. When the deal closes, Lockheed Martin will not own any of Leidos. Some of the Lockheed Martin shareholders will own Leidos. But, it turns out a lot of the Lockheed Martin shareholders are the same institutions, retirement funds, banks that own Leidos. So, we won’t see a huge change in our shareholder base.

We will take on debt. So, we’re going to have to pay Lockheed a billion eight, and then we have to do this dividend thing, which if you have a question about the dividend, I’ll let Jim answer it. But, we’re going to pay about a $14 dividend to all of the Leidos shareholders when we go ex-dividend right before closing and that has to do with making our company a little bit smaller.

But, what most people really want to know is, okay, I understand all the financials and I think I understand that. So, tell me how are we going to put the two companies together and what does it mean to me?

So, first and foremost, there is no decisions have been made, there are no deals that have been cut, although I’m hopeful that I’ll be the CEO and Jim is hopeful to be the CFO. You know, no

Leidos CEO Town Hall

April-25-2016

one—the board has not come to us and said these deals have all been made. We think it’s highly likely. It’s going to be our leadership team by way it’s our corporate office. It is most of our board, if you will. If you will, it’s all of our board plus three new board members from Lockheed. I restate that. And that’s really where we start.

And our integration philosophy—by the way, we get to make these decisions on how we integrate the two companies and we actually have had some meetings with Lockheed and it’s interesting that we sort of think alike, you know? A lot of these people we know. Frankly, some of them used to work here. Some of our people used to work there.

But, we’re going to continue a line functional matrix. So, expect that it will be a capability looks like probably customer matrix organization. Not hugely dissimilar from what we have today or from what they have today. And it just seems to be the organizational structure that works in our industry.

All right. What are we going to work on first? We’re going to work on areas first that will create synergy both cost and revenue earliest. So, what would that be? Well, it might be federal health. So, what we do in DHA on DHMSM, what they do up at VA, those are two areas that are fairly similar. One would expect we’re going to spend a lot of time thinking about how we can leverage our capability in federal health for the benefit of our customers.

Leidos CEO Town Hall

April-25-2016

What we won’t do, they have a company called QTC, which is sort of a standalone, they do disability assessments for the federal government. It’s on its own accounting system, its own HR system. It’s been operating as a wholly owned independent subsidiary for some time. It is likely that QTC will move to the backburner and we won’t start to think about where QTC integrates for months or maybe even a year.

So, we will spend our time, as it says, on those integration areas that have line of sight for near term synergy.

Business development and how we go to market and how we approach the customer is still going to be very, very customer centric and aligned with customers. It’s an area that we’ve been emphasizing over the last couple of years. We filled out our account management structure. They have somewhat of a similar account management structure. They have people who call on customers, who often are ex-customers. We will continue that.

Internationally, although I’ll tell you there’s a lot of great discussion about how we’re going to organize internationally, most likely for those countries where we have significant capability, and for us, that’s UK and Australia, we will have some kind of a country centric organization. But, for the smaller countries, those that are expeditionary and developmental, we are likely to

Leidos CEO Town Hall

April-25-2016

tether those closely to a business unit. So, we were talking about the satellite contract in the Mid East today, that’s coming out of John Fratamico’s group. It’s likely in the future that will stay in John Fratamico’s group.

We might provide some international infrastructure out of an account management type organization, but the Mid East is just not big enough for us to have a standalone ops and it’s likely to be tethered back, if you will, to the home business unit.

Policies and procedures, right? We are starting with Leidos policies and procedures. So, SG7, SG23, how we do our proposal process, the bars, our delegations, our board, our board meeting, our account structure, right? So, day one is we’re going to propagate what we know because it’s what we know and it’s our corporate office.

Will we assess best practices that Lockheed may bring? Absolutely. In fact, they seem to do some things in business development that seem to be world class as we better understand what they do because they win more large contracts. We want to capture that and internalize that in our processes. Hey, by the way, we are better at writing task orders and winning smaller contracts. We want to kind of cross fertilize that back into Lockheed. But, there should be no doubt it’s our check book, right? We’re the ones who spent the $5 billion. It’s our board, our management team, our policies and procedures, our corporate office.

Leidos CEO Town Hall

April-25-2016

Okay. Where are we? Let me do this very quickly and I’ll ask Mike just to comment. So, we have set up the integration management office. And if you’ve been to the fourth floor in this building where Melissa’s team used to be, we’ve taken that over and populated it with the IMO.

So, we are often running. We asked Mike to be the full-time head of the IMO. And Tom Dove took Mike’s position for strategy and business development on the leadership team. So, we are off and running and we are heavily into the design mode of what does the new company want to be. We believe that we are the natural owner for our business. That means we have a cost structure, we have policies and procedures. We have the people. We also believe we are the natural owner or a natural owner for the IS&GS business.

And it became pretty clear that the big aerospace F-35 Sikorsky prime at Lockheed that there wasn’t—I think this evolved over time. There wasn’t good fit between, if you will, the Lockheed corporate structure and where IS&GS should be.

And so, in the discussions we’ve had, we’ve said, okay, what are the really obvious natural things that ought to occur in the new company? And Mike is leading us through a process. We’ve got some consultants; McKinsey and others are helping us think through that process. And it’s amazing how quickly we are have coalesced on what those, if you will, those big rocks are.

Leidos CEO Town Hall

April-25-2016

Now, we’re kind of arching between the design and the detail planning. By the way, the devil is always in the details. How do you get 15,000 new people on Work Day by one January? And what do we do on a general ledger? And how about travel and accounting? And whose credit card are we going to use? So, there’s a lot of that going on. That will get us, hopefully, to closing, which we think will be at the end of the summer, sometime around the end of the third quarter. And we will close and then we’re off into this implementation process which is likely to take us another year.

Let me make one more statement and I’ll ask Mike maybe to make a comment or two.

There are really only three things that we are focused on that have to work the day after closing. First, we got to make payroll. So, that means everybody’s bank account has to be aligned with Marc Crown and a cash disbursement process so that we can get you your paycheck deposited to your accounts on day one. Now, that’s not a huge problem for us, but it is sort of a problem for the IS&GS people.

Leidos CEO Town Hall

April-25-2016

So, we’re going to have to get all the speeds and feeds and get all their payroll stuff and get all that aligned and run tapes, but we’ve got to be able to pay our employees and we’ve got to be able to pay their employees.

All right. Second thing. We have got to be able to bill customers. Again, not a problem for us, but think about this merge, this mash up of the accounting systems with new overhead rates, new corporate office flow downs. But, on day one, we’ve got to be able to bill against their existing contracts. So, you can start to think about the accounting gymnastics that has to happen so that we don’t miss a beat and therefore don’t affect our cash cycle on day one.

And then the third thing we need to be able to do is to bid. And we want to bid with the new, if you will, wrap rates, the new dollars per hour for an hour of engineering that are representative of a company going forward. Because we believe when we actually rack and stack the new rates, they’ll be more competitive. Not—by the way, not just for IS&GS, but also for us on day one. And we’re going to need a rate package that we can use to submit proposals. Without, we can’t bid. And the rate at which we bid, we can’t afford to miss a week. So, we expect to get those three things done.

So, we have a handheld mic. I’d asked Mike maybe to give us a couple of minutes of update from IMO.

Leidos CEO Town Hall

April-25-2016

Mr. Mike Leiter: Thanks, Roger.

Everything at Lockheed [unintelligible] and there’s a big countdown timer, but we have a minimum of 111 days to go. So, we are looking [unintelligible].

First of all, let me just say I hope you’re not spending all of your day thinking about—I hope you’re not spending your whole day thinking about integration because that’s my job and that’s the IMO’s job. And I know sometimes that can be a little frustrating because you want to know more, but truthfully, as Roger always tells us, we got to keep running the business.

So, very quickly where we are. We are finalizing, over the next two weeks, our work plans to get us to day one. That means we will have an integrated master schedule with 2,000 plus tasks that actually will get us to that successful day one.

The next months after that will be a lot of time spent capturing the value. That’s that $120 million of revenue synergy. So, that’s what we’re going to be doing thereafter.

Roger mentioned three day ones and I think it’s important to highlight that very quickly. Day one—real day one when we close the deal, we’re going to have one leader, one leadership

Leidos CEO Town Hall

April-25-2016

team, but there are going to be a whole lot of people who still are running two side by side organizations. So, for example, we’ll have a CFO in Jim Reagan. But, Jim will have a Leidos finance organization. Because IS&GS will still be on their systems and their programs, they’ll be sort of a parallel running into Jim. That’s going to be the real day one when we close. One leadership structure, but there are a lot of things that are going to run separately.

Then, about four months later, we hope we’re going to have sort of employee day one. And if all goes well, that would be around January 1, 2017. That’s when everyone, Leidos and IS&GS, will be on Work Day. So, we’d have common benefits, common career progression, all of those pieces come together.

And then, sort of a year after we close, we’ll have, no kidding, one integrated company. So, think late summer, fall of 2017. And that’s when all of our systems, all of our finance systems, all of our HR systems, all of our everything systems are all one combined entity. And whether you are IS&GS or Leidos, it’s totally transparent that you came from two companies.

So, it is a long path. Please go to the Prism hub, transforming Leidos. You can send us a note, transform@leidos.com. Send me a note if you have questions. I’m also going to try to develop a blog for sort of the leadership team so I can get you out more regular updates sort of on I hope a daily basis. Small little nuggets that you can share with your team because Roger talked

Leidos CEO Town Hall

April-25-2016

about what we have to accomplish on day one. None of this works unless everyone in this room and beyond understand what the path is to get there and how it’s going to work once we actually create this new company.

Mr. Roger Krone: So, the—most of the questions I get is, what it will be like and what will happen to me. And, frankly, many of you went through Gemini and I wasn’t here. I’m not sure that was the greatest personal experience that a corporate office has ever been through. And what I thought I’d do is talk a little bit about my personal experience sort of having lived in the industry and going through a couple of these M&As. And then I’ve got one more slide and then we’ll open it up for some Q&A.

So, first of all, this is a map of my career in the Leidos career streams. You know, we actually have a fifth career stream in the new—it’s called services, I think. It’s called—.

Unidentified Woman: —Services—.

Mr. Roger Krone: —Services. Yes. Okay. It would be over here. And in services is where we might have factory touch labor, which, although I probably wanted to be in the factory and touch labor, I actually didn’t spend any of my career.

Leidos CEO Town Hall

April-25-2016

So, professional, technical. By the way, more than half of Leidos is in this column, which is fairly similar to what we find at IS&GS. Half of the people—more than half are in the engineering matrix at IS&GS. And then management. And by the way, this—and then executive.

We run Leidos today, 18,000 people, with less than 50 executives. So, we have quite a few in this room. And I know if you’re at corporate office, you think we are everywhere, but there are really, you know, only about 48 of us who are classified executives. And if you go in and look at ratios in companies today, that’s extremely thin. And we expect to keep it extremely thin in the new company.

So, I graduated from Georgia Tech, went out and worked on airplane programs and then ended up in—I got an MBA. I went in corporate treasury and kind of been Marc Crown’s group. And this is General Dynamics. And at General Dynamics, the M&A group was in corporate treasury. It’s a thought.

And one of the first things that I got to work on when I was in the M&A group was a big acquisition. And I was a newly minted MBA and got to work on a deal. I thought it’d be exciting. And—but when I found out what it was, it was sort of—it was a little weird. So, at this time, I knew General Dynamics because they made airplanes. And at—it would’ve been about 1987, I guess. And there was an automobile company that was in financial distress called Chrysler. And a guy named Lee Iacocca was brought in to turn it around and they made K cars and minivans.

Leidos CEO Town Hall

April-25-2016

And they had a product line called the M1A1 Abrams Army main battle tank and they viewed that asset as an opportunity to raise cash to be able to save the car company. And so, they ran a process like Lockheed sort of ran a process. And the folks at General Dynamics much above me were really excited about buying the Lima Army tank plant, the Sterling facility, and the M1A1 tank contract. And Lee was really excited about getting four or $500 million for the tank factory.

Well, first of all, it was really, really clear that a commercial car company in that time frame was a horrible owner for an Army tank factory. I mean, the value streams, although you might think they align because they’re motors and things, they didn’t align at all. And from an economic standpoint, from a customer standpoint—by the way, from this government regulation standpoint, Chrysler was ill equipped to run a tank factory.

So, I worked on the deal. We actually were successful in buying the business from Chrysler. And our view at General Dynamics was we knew the Army, we knew the government, we had the right kind of engineers. We understood battles and war. We had Army generals who were on our staff. And so, we were successful.

Leidos CEO Town Hall

April-25-2016

To this day, I think the M1A1, now the M1A2, now the M1A2 SEP contract is perhaps the most profitable and the most value creating product line at General Dynamics. And the reason— kind of my big takeaway was, well, if you get the right assets to the natural owner and you build the right container, and that’s all those things. It’s cost structure, it’s people, it’s leadership processes, it’s governance. You can create tremendous value.

Obviously, I think we have a huge opportunity in getting the IS&GS business into, if you will, our container because I truly believe we are a much more natural owner for IS&GS than Lockheed.

So, I—anyway, I learned a lot about that when I was in treasury the first time. I was on the A12 program that was cancelled. I was in financial planning. I did all this other stuff that really isn’t all that relevant to today.

And then, I ended back in—and by the way, because of A12, I left General Dynamics because the program got cancelled and I ended up at McDonnell Douglas. So, I’m back in treasury here in the mid 90s, working at McDonnell Douglas. And by the way, we had some of the same discussions that we had as a group. The—there’s something called the last supper. The big primes were consolidating. We weren’t the first. You know, there was Lockheed Martin and all this was going on.

Leidos CEO Town Hall

April-25-2016

At McDonnell Douglas, we were trying to decide whether we’re going to be a consolidator or a consolidatee. And we actually looked at Texas Instruments; we looked at merging with Raytheon, all those things. And what happened on our way to being a consolidator, we became a consolidatee and got that 35 cent letter that said we’ll make an offer for McDonnell Douglas at $77 a share.

So, I was the treasurer of McDonnell Douglas when we decided, voted, to merge kind of like IS&GS is merging with Leidos with the Boeing Company. And I got to work on the IMO for nine months and had to deal with all of those things.

And it was interesting that the first day after the deal was closed, the treasurers—so, this is Marc Crown’s job here. So, I had Marc Crown’s job at one time, which drives Marc crazy. I don’t know if Marc’s here. And maybe it was the first week after we announced the deal and all of that, the treasurer from Boeing shows up in my office. And I remember his name; I remember everything about him. And he said, Roger, nice to meet you. It’s nice to meet you. His name was Dave.

And he said let me explain this. Boeing has a treasurer; it’s me. When the deal closes, Boeing’s going to have a treasurer; it’s me. So, I don’t know what you’re going to do. And a little bit of it

Leidos CEO Town Hall

April-25-2016

was I’m not sure I really care because, by the way, they bought a product company, not a people company. But, you know, work hard on the IMO and we’ll see how things work out. So, I didn’t really know what was going to happen to me.

And I’ll tell you another story about this timeframe on the next chart. But, it took from the 13th of December 1996 to the end of July 1997 for the deal to go from signing to closing. By the way, not a period unlike what we will go through. There were different reasons why the Boeing-McDonnell Douglas deal took longer. It had more regulatory filings, issues in their European Union. Ours has to do more with the structure that we have, the reverse Morris trust.

But, for those of you who’d ever maybe landed an airplane or been on an airplane that landed at—in St. Louis, if you think way back, there used to be a McDonnell Douglas sign over what we call building one. Big red McDonnell Douglas. And then the switch. The picture of the globe and then a rocket that kind of flows through it. And that was—by the way, we did Mercury and Gemini and Apollo and that was almost a federal landmark.

But, again, Boeing viewed this as a product play. So, they weren’t all that focused on the people, per se. And a week or two before the deal closed, they worried about signage. And you notice when we talked about what do we care about day one? Pay our people, right? Make sure we can bill our customer. Make sure we can bid. Well, the Boeing list was make sure all the McDonnell Douglas signs are down.

Leidos CEO Town Hall

April-25-2016

And so, they literally came and cut the airport sign down two or three weeks before the deal closed. And I didn’t yet know what I was going to do. And by the way, I was a corporate officer. I assumed that this—I would know early and I didn’t. And so, that has stuck with me sort of as a life lesson that when you’re involved in these things—and I’ve had a chance at Boeing to buy some other companies, Argon ST and DRT. Is it really about the people. And it’s about us and frankly it’s about the people at home and the kids and the wife and who’s going to have to go through open enrollment under a new healthcare program.

And so, you’ll find we are spending a lot of time thinking through the people issues and not a lot of time worrying about whether we’re going to change business cards or we’re going to go up to Gaithersburg and take the Lockheed sign down.

Now, I will tell you on the day the deal closed, the—my boss—my soon to be boss came to me and made me an offer to stay with the new company. I had—because I had this uncertainty, I had already accepted a job outside the company. And it would’ve taken us to Minneapolis. We were living in St. Louis at the time. They literally—and it was the night before the deal closes because John McDonnell of McDonnell Douglas wanted to be the last employee to retire from McDonnell Douglas, Inc.

Leidos CEO Town Hall

April-25-2016

So, we had a big party and John retired and we all sort of celebrated or didn’t. And at that party, the—my future boss and a guy named Harry Stonecipher, who Susan knows, came to me and said, how would you like to be the CFO for the aircraft group—for the military aircraft group?

So, I went home. By the way, we had pulled our kids out of school. We had had the parties. We had our house for sale. And we got the family together and said, okay, you’ve made all these crazy moves, different cities in my career, what do, as a family, want to do? And we got around and he said, Dad, what do you want to think? We want to be in the school that we were in in the spring. We want to be there in the fall.

So, I called up this company I had accepted a job with, I turned them down. And I said, I feel pretty good about my abilities. I like what I do. I like the team that I work with. I’ll go for the ride, you know? I don’t know what the future will be. I have no idea what this new entity will be like. There’s a guy named Alan Mulally, who’s in charge of the defense group. I’ve never heard of him. By the way, he doesn’t know anything about defense. He came from the commercial side. And I said, oh, what the heck? And I said I’m all in. Put me on the train, Harry, and we’ll see how it goes.

Leidos CEO Town Hall

April-25-2016

And it was okay. I mean, it wasn’t the job I wanted. And by the way, I didn’t get to choose not to be treasurer of McDonnell Douglas. That decision was made by somebody else up in Seattle. And I said, okay, it’s change and I’m just going to go with it. Some things will happen, probably more for the Lockheed people probably than for you, and you didn’t get to vote whether we merge with IS&GS. So, there—things will change. For most of you, your sandbox is going to double, which means maybe more work, more staff, more headaches. You’ll have to drive up 270 in rush hour.

But, what I’m telling you is, hang in there, go along for the ride. Some really exciting things will happen as they did at Boeing. And the career opportunity of the new company, the Boeing McDonnell Douglas company or the Leidos and IS&GS company will be twice as bright. And, you know, more places to go to work, more customers, more exciting things to do.

And for me, yeah, maybe it was what made all the difference. And so, I was the CFO of the group. And then they sent me to Philadelphia to go work in helicopters and then in D.C. to work on space. And then in the spring of ‘14, you all called and I ended up here.

Leidos CEO Town Hall

April-25-2016

And it’s been fun. And not every decision did I get to make. And for many of us and many of the IS&GS business, you don’t get to make all the decisions.

Okay. Last story and then we’ll take a couple questions. This is my family and I actually showed this picture at NEO. And this is where I live, by the way. I think everybody knows in Annapolis and this is half a mile from my house, which is why I live in Annapolis. And so, this is Helen, this is the oldest David, and then Lauren. I never see them so I have to remember their name. Oh, and Michael.

And, we’re a people company and what we’re doing, although, it’s about Deltek and it’s about other systems and Work Day and they use Oracle and all that. But, in the end, this is all about people, because that’s the business that we’re in. And we don’t have the production line for 747 in Everett or the F-18 line in St. Louis, because then if you think about the F-18 line, I mean, it’s about the F-18 line. It’s the tooling and intellectual property. It’s about the people.

Well, in December—actually, December 13th of 1996 is when the McDonnell Douglas board met and the Boeing board met to approve the merger “acquisition” of McDonnell Douglas by Boeing. Remember, I was the treasurer and that was—it was a Saturday. It was an all day meeting. The board meetings convened. We were in St. Louis; they were in Seattle. And I was the corporate treasurer at that time.

Leidos CEO Town Hall

April-25-2016

Now, my kids were about that tall and we used to—they used to ask, Dad, what do you do for a living and I’d say I’m a corporate treasurer and they’d say what does that mean? And I’d say, well, I do insurance and foreign currency hedges and I manage the pension plan. We do asset allocation and the kids eyes would just roll. They’d go what is that? And I said, okay, let me make this simple.

At that time, we had paper paychecks and at McDonnell Douglas, the treasurer’s name signed the paycheck. And so, when you’re a treasurer, you sign a set of plates and then the plates go into the production of paychecks. And so, your signature as the treasurer of McDonnell Douglas actually shows up on the paycheck, which was perfect because I could take a paycheck out and show it to the kids and say, see, I signed the paycheck and that’s what I do.

So, they had this mental image on Thursdays that somebody would bring these duffle bags of paychecks and dump them on my desk and I’d sit there with a pen and I would spend all Thursday signing paychecks. So, that’s—and that’s what paid the bills, right? That’s how we put food on the table and paid the mortgage and things.

So, we’re working all day trying to get this deal done.

Leidos CEO Town Hall

April-25-2016

So, we finally get to the end of Saturday afternoon. We get the vote and so, it’s done. And if you know St. Louis, McDonnell Douglas was one of the largest employers in St. Louis — 20, 30,000 people. Huge, huge economic presence. And was one of many companies in St. Louis that were buying bought, like Ralston Purina, now Anheuser-Bush has been bought, Centera Bank. AG Edwards is a stock brokerage firm. And so, this was going to be big news.

So, we all— we closed the meeting. We took all our papers and threw them in our office and we rushed home because we were going to put this out on the news and we would be big news in St. Louis. This would be huge news on the 6:00 news.

So, I run home. I live in Frontenac and I get the kids, you know, we get in front of the TV. Big tube TV. Remember those things? And say, well, this is what daddy’s been working on for the last six, eight, 10 weeks and we gather around the TV because I wanted them to see, you know? And mom’s there and the three kids and they’re looking at dad, proud, right?

And so, 6:00 news lead story— McDonnell Douglas to merge with Boeing. Headquarters to be in Seattle. And they go on and on and they start interviewing people on the street about what will this mean and the mayor and all that. And then there’s a—we were machinists; IM, IM751 in St. Louis, which had thousands of employees. So, they put a mic in front of the head of the union. And he goes on. And there’s never—actually, we’ve got some pretty good relationships —but, there’s never a great relationship usually with the president of IM and management.

Leidos CEO Town Hall

April-25-2016

So, he starts going and saying Boeing will be a better parent and they’ll bring commercial work in and we’ll see the jobs grow. And then he looks into the camera and he says, because it doesn’t matter who signs our paycheck, right? True story. And the kids, they do this. And they look at dad and they go, dad, what’s going to happen to you?

And know, I probably had given a little bit of thought. I hadn’t heard the pronouncement from Dave that I had absolutely no chance to be treasurer. But, I looked at them back and said, I don’t know, but everything’s going to change. And certainly for St. Louis, everything changed. For me, it changed. I didn’t get to vote. Nobody in the board meeting went around and said, okay, you people in the back row who have been working your rear end for the last couple of months, do you want the deal to go because I would’ve rather been a consolidator.

But, in the end, it kind of—it worked out okay. And the kids, it worked out okay. They didn’t have to leave school. And eventually, by the way, we moved to Philadelphia. We ended up moving anyway staying with Boeing. It was a great move. They got to go to school in Philadelphia and life was really good for them.

Leidos CEO Town Hall

April-25-2016

I just wanted you to know that, I mean, there’s a lot going on. And, there are—people have sent me notes and we’ve heard what’s going to happen to this group or that group. We’ll tell you what we know, which is corporate’s going to get bigger. We are corporate. It’s us. Though it’s likely to be us, it’s likely to be the people and the faces that you see today, with people added from IS&GS. And then a whole lot— 15, 16,000 new people. Mostly out in the line, most to direct, some indirect.

We are—I think the rule probably is we are not getting the people that would help us. I mean, so, the corporate accounting, the treasury group, the shared services group, a lot of that is staying in Bethesda. And part of our planning is how do we take what we have and what we will need to run the new company and how do we build a bridge between today and tomorrow? And I know that’s what’s on your minds and we are thoughtful of that.

Will people’s jobs change? Yeah, there’s probably some folks, maybe even in this room, who will end up driving to Gaithersburg two days a week. And had we not done this deal, you probably wouldn’t have to do that. But, we get to play in this $11 billion company and to make that company what we want it to be.

And I think there’ll be professional growth and career enhancement, expanded opportunities for all of us. And kind of like me, you just never know when you’ll—somebody will come by and say we need you to be CFO of a military aircraft group. But, I think if you kind of go along for the ride, you’ll find it to be really rewarding and really professionally enriching.

Cautionary Statement Regarding Forward Looking Statements

The forward looking statements contained in this document involve risks and uncertainties that may affect Leidos Holdings, Inc.’s (“Leidos”) operations, markets, products, services, prices and other factors as discussed in filings with the Securities and Exchange Commission (the “SEC”). These risks and uncertainties include, but are not limited to, economic, competitive, legal, governmental and technological factors. Accordingly, there is no assurance that the expectations of Leidos will be realized. This document also contains statements about the proposed business combination transaction between Leidos and Lockheed Martin Corporation (“Lockheed Martin”), in which Lockheed Martin will separate a substantial portion of its government information technology infrastructure services business and its technical services business, which have been realigned in the Information Systems & Global Solutions (IS&GS) business segment, and combine this business with Leidos in a Reverse Morris Trust transaction (the “Transaction”). Many factors could cause actual results to differ materially from these forward-looking statements with respect to the Transaction, including risks relating to the completion of the transaction on anticipated terms and timing, including obtaining stockholder and regulatory approvals, anticipated tax treatment, the dependency of any split-off transaction on market conditions and the value to be received in any split-off transaction, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations, Leidos’ ability to integrate the businesses successfully and to achieve anticipated synergies, and the risk that disruptions from the Transaction will harm Leidos’ business. While the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Leidos’ consolidated financial condition, results of operations or liquidity. For a discussion identifying additional important factors that could cause actual results to vary materially from those anticipated in the forward-looking statements, see Leidos’ filings with the SEC, including the prospectus included in the registration statement on Form S-4 filed with the SEC by Leidos on April 18, 2016, Leidos’ preliminary proxy statement for its annual meeting of stockholders filed on April 26, 2016 as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” in Leidos’ annual report on Form 10-K for the period ended January 1, 2016, and such other filings that Leidos makes with the SEC from time to time, which are available at http://www.Leidos.com and at the SEC’s web site at http://www.sec.gov. Leidos assumes no obligation to provide revisions or updates to any forward-looking statements should circumstances change, except as otherwise required by securities and other applicable laws.

Additional Information and Where to Find It

In connection with the proposed transaction, Abacus Innovations Corporation, a wholly-owned subsidiary of Lockheed Martin created for the Transaction (“Spinco”), has filed a registration statement on Form S-4/S-1 containing a prospectus and Leidos has filed a registration statement on Form S-4 containing a prospectus with the SEC, and Leidos has filed with the SEC a preliminary proxy statement on Schedule 14A. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENTS/PROSPECTUSES AND PROXY STATEMENT AND ANY FURTHER AMENDMENTS WHEN THEY BECOME AVAILABLE AS WELL AS ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the prospectuses and proxy statement (when available) and other documents filed with the SEC by Lockheed Martin, Spinco and Leidos at the SEC’s web site at http://www.sec.gov. Free copies of these documents, once available, and each of the companies’ other filings with the SEC, may also be obtained from Leidos’ web site at http://www.Leidos.com.

No Offer or Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, Leidos, Lockheed Martin, and certain of their respective directors, executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from stockholders of Leidos in respect of the proposed transaction under the rules of the SEC. Information regarding Leidos’ directors and executive officers is available in Leidos’ prospectus included in the registration statement on Form S-4 filed with the SEC on April 18, 2016, Leidos’ 2015 Annual Report on Form 10-KT filed with the SEC on February 26, 2016, and in its preliminary proxy statement for its annual meeting of stockholders filed on April 26, 2016. Information regarding Lockheed Martin’s directors and executive officers is available in Lockheed Martin’s 2015 Annual Report on Form 10-K filed with the SEC on February 24, 2016, and in its definitive proxy statement for its annual meeting of stockholders filed on March 11, 2016. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, prospectuses and proxy statement and other relevant materials to be filed with the SEC when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.